January 13, 2025

Fufei Lin
Chief Executive Officer
Aigo Holding Ltd
4th floor, Building No. 26, Ju Yuan Zhou Garden
Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town
Fuzhou City, Fujian Province, China 350028

       Re: Aigo Holding Ltd
           Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted January 8, 2025
           CIK No. 0002025255
Dear Fufei Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 6, 2025 letter.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted January 8, 2025
Management
Compensation of Directors and Executive Officers, page 121

1. Please update your executive compensation information for your most recently completed fiscal year ended December 31, 2024. Refer to Item 6.B of Form 20-F.
 January 13, 2025
Page 2
Financial Statements, page F-1

2. Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yu Wang